EXHIBIT 24
Confirming Statement
This statement confirms that the undersigned, Joshua Harris, has authorized and designated Carlos Rodrigues to execute and file on the undersigned’s behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of Apollo Global Management, LLC. The authority of Carlos Rodrigues under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of Apollo Global Management, LLC, unless earlier revoked in writing. The undersigned acknowledges that Carlos Rodrigues is not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934, as amended.

Date: February 5, 2018
/s/ Joshua Harris
Joshua Harris